Exhibit 21.1
MP MATERIALS CORP.

Subsidiaries

Company	State or Jurisdiction of Incorporation
MP Mine Operations LLC	Delaware
MPMO HoldCo, LLC (f/k/a FVAC Merger LLC III)	Delaware
Secure Natural Resources LLC	Delaware
SNR HoldCo, LLC (f/k/a FVAC Merger LLC IV)	Delaware